Form C

Cover Page

Name of issuer:

Final Interview Film LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: CA
Date of organization: 2/23/2023

Physical address of issuer:

2160 S. Beverly Glen Blvd
Apt 232
Los Angeles CA 90025

Website of issuer:

https://finalinterviewthemovie.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Revenue Participation Agreement

Target number of securities to be offered:

80,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $80,000; interests will be sold in increments of $1.

Target offering amount:

$80,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

4/29/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00

Net Income: $0.00 $0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Final Interview Film LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true,

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Gabriel Oliva	Film Director	GO Theatrics	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Gabriel Oliva	Director	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Gabriel Oliva	Membership Interests	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business

plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Filmmaking is a collaborative art form, requiring smooth coordination of multiple parties. Unforeseen forces, such as inclement weather, acts of God and misfortune can delay or otherwise interfere with production.

Filmmaking is competitive and artistic taste among audiences and festival programmers vary widely. The completion of the film in and of itself does not guarantee it will succeed in the marketplace, critically or financially.

Though we shall do our due diligence in hiring processes to ensure there are no hidden liabilities introduced by our cast and crew, the success of films is largely predicated on public perception of the performers, which can change through no fault of our own.

Film is distributed through the use of technology, the means of which has evolved steadily in the past decades. While currently the road to festival release, theatrical distribution, and streaming/OTT is clear, technology shifts may complicate or delay distribution.

With the COVID-19 pandemic, film production safety guidelines are still being developed and refined. Even following the strictest guidelines to ensure our cast and crew's safety, it is still possible for the virus to affect our production scheduling.

Distribution of films requires specialized marketing expertise and considerable financial resources. We will be dependent on a

distributor for this marketing expertise and for providing funds for prints and advertising. Without the participation of a distributor, there is little likelihood that significant revenues from any source will be realized. The participation of a distributor does not, however, guarantee that the distribution will be successful or that substantial revenues will be realized therefrom.

Technological developments have resulted in the availability of alternative distribution mediums for film entertainment, including expanded pay and cable television and videocassettes, DVDs and digital technologies including digital 'on demand' films. These alternative distribution mediums typically have different revenue allocation arrangements from one another, and such allocation arrangements often vary over time. In recent years, revenue from licensing of films to network television have decreased, revenues from pay television initially increased substantially, then leveled and have recently begun to fall, and revenues from videocassettes and DVDs and digital platforms have become limited to a small group of major titles. Generally, however, the level of theatrical success remains a critical factor in generating revenues in these ancillary markets.

The business of the production and exploitation of motion pictures is highly speculative and has historically involved substantial risks. The costs to produce a motion picture are often miscalculated and may be increased by factors beyond the control of its producer, resulting in an inability to complete production, which would result in abandonment of the project and a total loss of all funds provided therefor. The ultimate
profitability of any motion picture depends upon its audience appeal in relation to its cost of production and distribution. Audience appeal, in turn, depends upon unpredictable critical reviews and fluctuating public taste, among other things, which cannot be readily ascertained in advance. Based upon available information, a majority of completed motion pictures fail to generate sufficient revenues to recover cost of production and distribution. Accordingly, there can be no assurance that Company will exploit the Picture so as to enable Financier to recoup all or any portion of the investment or to yield a profit on the Investment. Furthermore, until the completion of post-production and the sale of the Picture to a distributor, it is unlikely that Company will derive any revenues from the Picture. In addition, Company cannot predict the timing or amount of revenues, if any, it may derive from the exploitation of the Picture.

There are significant risks involved in the
production of any motion picture, many of which may materially delay completion of the Picture or make completion impossible. If the Picture is not completed, no revenues will be
derived from the Picture. Such risks include, but are not limited to, production costs exceeding available funds, labor disputes, death or disability of key talent or other key personnel,
equipment difficulties, destruction of completed film negatives or unanticipated adverse weather conditions. The occurrence of any such event may cause delays and increase
production costs and may have a material adverse effect upon the investment. These or similar
events are beyond the control of Company. To the extent that contributions to the capital of Company are insufficient to cover all production costs of the Picture, all such contributions may be lost.

Company intends to engage in a highly competitive business and therefore, an investment contains a high degree of risk. Competition is encountered in different phases of the production and exploitation of a motion picture. In the production phase of the Picture, competition may have a material effect on the

employment and cost of personnel. After the completion of its production, the Picture will, upon its distribution, compete with other

motion pictures and, indirectly, with other forms of public entertainment. Such competition in the phases of the production and exploitation of the Picture may have a material adverse impact on the investor's investment. Many companies involved in the production and exploitation of motion pictures have, from time to time, encountered financial difficulties,

which reflect the highly competitive character of, and adverse development in, the motion picture industry as well as the unpredictability of public reaction to motion pictures.

Company is formed solely for the purpose of developing, producing and exploiting the Picture. Therefore, the financial performance of Company is solely dependent upon the success of its Picture. In addition, the financial performance of the investment in Company is dependent upon the ability of Company to complete the Picture in a

timely and cost-effective manner, the ability of Company to obtain successful theatrical distribution of the Picture and the ultimate audience appeal of the Picture if and when completed.

Other than as set forth in the Agreement, Financier will not have a right to participate in the management of the business of the Company. Accordingly, no prospective investor should invest unless he or she is willing to entrust all aspects of management to Company. Company shall have the right and power to, among other things, abandon the Picture at any time for any reason.

Company has not been structured to provide tax benefits to investors, and an investment in Company should not be based on the expectation that tax benefits will accrue therefrom.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$80,000**

Use of 60%: Production (camera, locations, crew). 15%: Cast fees

Proceeds: (paying actors). 15%: Post-production (editing, colors, sound). 7.5%: Wefunder intermediary fee. 2.5%: Reserve capital.

If we raise: **$124,000**

Use of Proceeds: 50%: Production (camera, locations, crew). 25%: Cast fees (celebrity actor attached to ensure distribution). 15%: Post-production (editing, colors, sound). 7.5%: Wefunder intermediary fee. 2.5%: Reserve capital. Raising 124k would enable the film to use more Visual Effects and hire top tier talent. Those two factors would further increase the chances of the film to become ultimately profitable.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering

through the "My Investments" screen when the target offering amount is met.

5. <u>Closing: Original Deadline.</u> Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

6. <u>Early Closings.</u> If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

7. <u>Book Entry.</u> Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the

period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Revenue Participation Agreement: **120% of principal investment + 50% net profits.**

Financier shall recoup the Financier Funds on a pro-rata, pari-passu basis with all other Equity Financiers until Financier has received an amount equal to the Financier Funds plus a premium of TWENTY PERCENT (20%) thereof. Financier shall also participate in Company's "Net Profits" as defined in Section 2.4 of the attached Finance Agreement, payable pari-passu with all other persons or entities participating in Net Profits in accordance therewith. Financier's pro rata share of Net Profits is the ratio that the Financier Funds bears to the Budget of the Picture. For illustration purposes, a financier's share of Net Profits is calculated based on the following example: $50,000 (financier funds) divided by $3,500,000 (budget) = 1.4% of the Net Profits. Financier's pro-rata share of the Net Profits, determined in accordance with the following example (Financier Funds divided by the Budget of the Picture) shall be payable, if and when due, in accordance with Section 2.4 and the other terms of the attached Finance Agreement.

"Net Profits" of the Picture is defined as the balance remaining after the payment of all sums referred to in Section 2.3 in the attached Finance Agreement. Net Profits shall be allocated as follows: (i) fifty percent (50%) allocated to the Equity Financiers of the Picture ("Financiers' Share of Net Profits"); and (ii) fifty percent (50%) to the Company ("Company Share of Net Profits"). Net Profits is a "rolling" calculation that shall be adjusted on a continuing basis as additional receipts and expenses are incurred. For purposes of clarification, there shall be no cross-collateralization with any other projects of Company, no interest on overhead (or vice-versa); the same cost or expenses will not be deducted twice.

Early Bird: Investors that contribute to the **first $50,000** of Investor Funds (the "Early Bird Investor Funds") to the offering contemplated by this Agreement (the "Offering") will be designated as ("Early Bird Investors"). Early Bird investors will receive **125% of principal investment plus 50% net profits.** Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met

VIP Bonus: Final Interview Film LLC will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments

See exact security attached as Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

This Agreement, including Exhibit A, Exhibit B and Exhibit C, which are attached hereto within the Finance Agreement and incorporated herein by this reference, set forth the ensure understanding of the Parties regarding its subject matter and may not be amended except by a written instrument signed by both Parties.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:
A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
	This is an LLC with no issued units.		

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	_____
Options:	_____

Describe any other rights:

100% of the Membership Interests are owned by Gabriel as provided in the Operating Agreement.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

There are no units issued in this offering. This is a Revenue Participation Agreement. For more information please review the Film Finance Agreement.

As a holder of a Film Finance Agreement you will have no voting rights, and limited ability, if at all, to influence out policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;

- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common units;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and

Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are creating a life or death feature film thriller about mental health.

Milestones

Final Interview Film LLC was organized in the State of California in February 2023.

Since then, we have:

- Based on successful theatre production. Received rave reviews from critics including the LA Times.

- This is the writer/director's 2nd feature film. His 1st film won several film festival awards.

- Our marketing manager works consistently with studios such as HBO, Sony, Warner Bros, and more

- Thriller genre is most accessible genre in the global market which makes up over %60 of film sales

- Team has +30 years experience in the entertainment industry

- You'd like to see more movies like Get Out, Phone Booth, and 10 Cloverfield Lane get made.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in February 2023 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended November 13, 2023, the Company had revenues of $0.

- *Assets*. As of November 13, 2023, the Company had total assets of $0, including $0 in cash.

- *Net Income*. The Company has had net income of $0 as of November 13, 2023.

- *Liabilities*. The Company's liabilities totaled $0 as of November 13, 2023.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. If our minimum target is reached, we do not plan on needing to raise additional capital. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Final Interview Film LLC cash in hand is $0, as of November 2023. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 24 months.

We have have no changes in materials or trends in our finances since the company was formed in February, 2023.
We do not expect to create any revenue in the next 3-6 months. Once we hit our $80,000 minimum raise, we will enter into pre-production. At that point 12-24 months will be required for pre-production, production, pro-production, delivery to distributors and return from distribution sales. We expect to recoup half the total cost of making the film 6-12 months after the distribution of the film.

We are not profitable at the moment. A minimum of $80,000 is required to reach the point of profitability.
We have not raised any funds outside of Wefunder. We will use the minimum raise to start pre-production and then go into production. As is typical with feature films, no revenue is made until the entire product is completed.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Gabriel Oliva, certify that:

(1) the financial statements of Final Interview Film LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Final Interview Film LLC included in this Form reflects accurately the information reported on the tax return for Final Interview Film LLC filed for the most recently completed fiscal year.

Gabriel Oliva
~~Film Director~~

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by

the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Early Bird Final Interview Finance Agreement

Final Interview Finance Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Gabriel Oliva

Appendix E: Supporting Documents

Final_Interview_Film_LLC_Operating_Agreement.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Early Bird Final Interview Finance Agreement

Final Interview Finance Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Gabriel Oliva

Final_Interview_Film_LLC_Operating_Agreement.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Final Interview Film LLC

By

Gabriel Oliva

Writer/Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Gabriel Oliva

Writer/Director
12/7/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.